Exhibit 99.1

                                  [LOGO] Elbit
                                 medical imaging

            ELBIT MEDICAL IMAGING LTD. ANNOUNCES SATISFACTION OF ALL
                  CONDITIONS TO CLOSING OF THE MERGER BY WAY OF
               EXCHANGE OF SHARES WITH ELSCINT LIMITED AND CLOSING
                                      DATE

      Tel Aviv, Israel - November 21, 2005 - Elbit Medical Imaging Ltd. (NASDAQ:
EMITF) ("EMI") announced today that all the conditions to the closing of the merger by way of an exchange of shares between EMI and its subsidiary, Elscint Limited ("Elscint") have been satisfied (the "Merger").

      The closing of the Merger has been set for November 23, 2005 (the "Closing"). At the Closing, each ordinary shares of Elscint, NIS 0.05 par value (other than Elscint ordinary shares held by or for the benefit of EMI and Elscint), will be converted into the right to receive 0.53 ordinary shares of EMI, NIS 1 par value each. Elscint ordinary shares will cease to trade on the New York Stock Exchange and Elscint will become a wholly-owned subsidiary of EMI on such date.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through its subsidiary, Elscint Ltd.; and (iii) research and development in the image guided focused ultrasound activities through its subsidiary, InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, risks related to the proposed merger of EMI and Elscint such as a failure to successfully integrate the two companies or realize the expected benefits from the proposed merger, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, EMI's Form F-4 Registration Statement filed with the Securities and Exchange Commission on September 1, 2005 and Form 20-F Annual Report for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on June 30, 2005.

For Further Information:

Company Contact                                 Investor Contact

 Shimon Yitzhaki                                Kathy Price
 Elbit Medical Imaging Ltd.                     The Global Consulting Group
 (972-3) 608-6000                               1-646-284-9430
 syitzhaki@europe-israel.com                    kprice@hfgcg.com